# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RISKIFIED LTD., CIK 0001851112
CUSIP: M8216R109
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: 220 5th Avenue, 2nd Floor,, New York, New York (NY), 10001
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001650485

## Reporting persons
- PITANGO GROWTH FUND I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 4,773,016; shared voting power 0; sole dispositive power 4,773,016; shared dispositive power 0; aggregate amount beneficially owned 4,773,016 (4.4% of the class)
  Comment: The ownership information presented herein represents beneficial ownership of Class A Ordinary Shares of the Issuer as of December 31, 2025, based upon 104,034,048 Class A Ordinary Shares outstanding as of December 31, 2025. The percent of class held by the Reporting Person assumes the conversion of all derivative securities held of record by the Reporting Person into Class A Ordinary Shares within 60 days of December 31, 2025. All of the Class A Ordinary Shares beneficially owned by the Reporting Person are Class A Ordinary Shares underlying Class B Ordinary Shares of the Issuer that are convertible to Class A Ordinary Shares, at the Reporting Person's election, on or prior to March 1, 2026.
- Pitango Growth Principals Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 95,795; shared voting power 0; sole dispositive power 95,795; shared dispositive power 0; aggregate amount beneficially owned 95,795 (0.09% of the class)
  Comment: The ownership information presented herein represents beneficial ownership of Class A Ordinary Shares of the Issuer as of December 31, 2025, based upon 104,034,048 Class A Ordinary Shares outstanding as of December 31, 2025. The percent of class held by the Reporting Person assumes the conversion of all derivative securities held of record by the Reporting Person into Class A Ordinary Shares within 60 days of December 31, 2025. All of the Class A Ordinary Shares beneficially owned by the Reporting Person are Class A Ordinary Shares underlying Class B Ordinary Shares of the Issuer that are convertible to Class A Ordinary Shares, at the Reporting Person's election, on or prior to March 1, 2026.
- Pitango G.E. Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,868,811; sole dispositive power 0; shared dispositive power 4,868,811; aggregate amount beneficially owned 4,868,811 (4.5% of the class)
  Comment: The ownership information presented herein represents beneficial ownership of Class A Ordinary Shares of the Issuer as of December 31, 2025, based upon 104,034,048 Class A Ordinary Shares outstanding as of December 31, 2025. The percent of class beneficially owned by the Reporting Person assumes the conversion of all derivative securities beneficially owned by the Reporting Person into Class A Ordinary Shares within 60 days of December 31, 2025. All of the Class A Ordinary Shares beneficially owned by the Reporting Person are Class A Ordinary Shares underlying Class B Ordinary Shares of the Issuer that are convertible to Class A Ordinary Shares on or prior to March 1, 2026.

## Item 1. Issuer
Name of issuer: RISKIFIED LTD.
Address of issuer's principal executive offices: 220 5th Avenue, 2nd Floor, New York, NY 10001

## Item 2. Person Filing
Name of person filing:
The following entities are filing this Amendment No. 1 (this "Amendment") to the Statement of Beneficial Ownership on Schedule 13G filed on February 14, 2022 (the "Statement"):

(i) Pitango Growth Fund I, L.P.;
(ii) Pitango Growth Principals Fund I, L.P.; and
(iii) Pitango G.E. Fund I, L.P. ("Pitango G.E.").

Collectively, the entities identified in the foregoing clauses (i)-(ii) are referred to herein as the "Pitango Investing Entities", and, together with Pitango G.E., as the "Pitango Reporting Persons".

The Pitango Investing Entities directly beneficially own the Class A ordinary shares (as defined in Item 2(d) below) that are reported in this Amendment. Pitango G.E. serves as the sole general partner for each of the Pitango Investing Entities, and, consequently, possesses shared voting and dispositive power with respect to all such Class A ordinary shares that are beneficially owned by the Pitango Investing Entities.

The partners of Pitango G.E. are one individual and eight private companies that are each owned by one of the following individuals--Rami Beracha, Ayal Itzkovitz, Eyal Niv, Ittai Harel, Isaac Hillel, Rami Kalish, Aaron Mankovski, Chemi Peres and Zeev Binman (the "Pitango Principals"). The Pitango Principals may therefore be deemed to possess shared voting and dispositive power with respect to all Class A ordinary shares held by the Pitango Investing Entities.
Address of principal business office or, if none, residence: The principal business office of each of the Pitango Reporting Persons is: 2 Leonardo da Vinci St., Landmark Tower, Tel-Aviv-Yafo, 6473309, Israel
Citizenship: Please see row 4 of the cover pages of the respective Pitango Reporting Persons.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Please see row 9 of the cover pages of the respective Pitango Reporting Persons.
Percent of class: Please see row 11 of the cover pages of the respective Pitango Reporting Persons. The percentages appearing on the cover pages of the respective Pitango Reporting Persons are calculated based on 104,034,048 Class A Ordinary Shares outstanding as of December 31, 2025, based on information obtained by the Reporting Persons from the Issuer. The percent of class beneficially owned by the Pitango Reporting Persons assumes the conversion of all derivative securities beneficially owned by the Pitango Reporting Persons into Class A Ordinary Shares within 60 days of December 31, 2025. All of the Class A Ordinary Shares beneficially owned by the Pitango Reporting Persons are Class A Ordinary Shares underlying Class B Ordinary Shares of the Issuer that are convertible to Class A Ordinary Shares on or prior to March 1, 2026.
Sole power to vote or to direct the vote: Please see row 5 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages. All Class A ordinary shares beneficially owned by the Pitango Reporting Persons are issuable upon conversion of Class B ordinary shares. Because the Class B ordinary shares are entitled to ten votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Persons is higher than the percentage of the Class A ordinary shares beneficially owned by them.
Shared power to vote or to direct the vote: Please see row 6 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages. All Class A ordinary shares beneficially owned by the Pitango Reporting Persons are issuable upon conversion of Class B ordinary shares. Because the Class B ordinary shares are entitled to ten votes, and Class A ordinary shares are entitled to one vote, per share, the percentage of the outstanding voting power possessed by the Reporting Persons is higher than the percentage of the Class A ordinary shares beneficially owned by them.
Sole power to dispose or to direct the disposition: Please see row 7 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.
Shared power to dispose or to direct the disposition:
Please see row 8 of the cover pages of the respective Pitango Reporting Persons and the related footnotes on such cover pages.

The Pitango Principals possess shared voting and dispositive power with respect to all Class A ordinary shares held by the Pitango Investing Entities (and beneficially owned by the Pitango Reporting Persons), in the aggregate, and may therefore be deemed to beneficially own an aggregate of 4,868,811 Class A ordinary shares, constituting 4.5% of the issued and outstanding Class A ordinary shares. Each of the Pitango Principals disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1. Joint Filing Agreement pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Statement of Beneficial Ownership on Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2022) https://www.sec.gov/Archives/edgar/data/1650485/000110465922021922/tm226580d2_ex-1.htm

## Signatures
- PITANGO GROWTH FUND I, L.P.: /s/ Eyal Klein, Eyal Klein/CFO (02/17/2026)
- PITANGO GROWTH FUND I, L.P.: /s/ Aaron Mankovski, Aaron Mankovski/Managing Director (02/17/2026)
- Pitango Growth Principals Fund I, L.P.: /s/ Eyal Klein, Eyal Klein/CFO (02/17/2026)
- Pitango Growth Principals Fund I, L.P.: /s/ Aaron Mankovski, Aaron Mankovski/Managing Director (02/17/2026)
- Pitango G.E. Fund I, L.P.: /s/ Eyal Klein, Eyal Klein/CFO (02/17/2026)
- Pitango G.E. Fund I, L.P.: /s/ Aaron Mankovski, Aaron Mankovski/Managing Director (02/17/2026)